Exhibit 99.1

January 12, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), in accordance with an announcement by the Argentine Central Bank, is in the process of acquiring certain assets and liabilities of Banco Finansur S.A. (“Banco Finansur”), and has presented a non-binding offer subject to certain conditions. These conditions include the exclusion of certain assets and liabilities and transferal to financial entities pursuant to article 35, section II of Law 21,526, of Chapter IV, “Entity Restructuring in Defense of Credit and Bank Deposits,” without assuming any contingency for the eventual acquirer.

Pursuant to public reports, the Argentine Central Bank has temporarily suspended the operations of Banco Finansur from November 9th, 2017 to February 9th, 2018.

To date, Banco Galicia has not received any communication from the Argentine Central Bank regarding this matter.

Due to the amount of assets and liabilities involved in this transaction, it is believed that the transaction, if consummated, will not have a material impact on the shareholders of Banco Galicia.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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